October 28, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman, Branch Chief – Legal

Office of Information Technologies and Services

Re:	Sapiens International Corporation N.V. (the “Company”)
Registration Statement on Form F-3 (the “Form F-3”)
Filed October 14, 2015
File No. 333-207414

Dear Mr. Shuman:

We are hereby responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that was provided to the Company by the Staff in its letter dated October 20, 2015 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comment below in bold face type and have provided the Company’s response immediately following the comment.

On the date hereof, the Company is filing Amendment No. 1 to the Form F-3 (the “Amendment”), which incorporates the revision described herein in response to the issue raised by the Staff in the Comment Letter.

Exhibit 5.1 Opinion of Spigt Dutch Caribbean N.V.

1.	We refer to paragraph (iv) on page 3 of the legal opinion, which assumes that at the time of execution of the deeds to issue the registered shares, the company will have 70 million authorized shares. Please revise the legal opinion to remove this assumption, as it is not appropriate to assume that the registrant has a sufficient amount of authorized shares. See Section II(B)(3)(a) of Staff Legal Bulletin No. 19 for guidance.

We respectfully acknowledge the Staff's comment. In response to the comment, Curaçao counsel to the Company has submitted a revised opinion that deletes the assumption referenced by the Staff. The Company’s shareholders have approved the increase in authorized share capital of the Company between the filing of the Form F-3 and the filing of the Amendment, such that the assumption is no longer necessary for the legal opinion. The revised opinion has been filed as Exhibit 5.1 to the Amendment.

We appreciate your time and attention to our response to the Staff’s comment set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Liquornik Geva Leshem Tal (Mike Rimon, Adv. at 011-972-3-610-3621 or Jonathan M. Nathan, Adv. at 011-972-3-610-3182).

Sincerely,

/s/ Roni Al Dor

Roni Al Dor
Chief Executive Officer
Sapiens International Corporation N.V.

cc:	Ji Shin, Attorney-Advisor (Securities and Exchange Commission)

Mike Rimon, Adv.
Jonathan M. Nathan, Adv.
(Meitar Liquornik Geva Leshem Tal)